Filed by Tuatara Capital Acquisition Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Tuatara Capital Acquisition Corporation
Commission File No. 001-40049
Date: February 10, 2022

Tuatara Capital Acquisition Corporation Announces Public Filing of Registration Statement on Form S-4 in Connection with Proposed Business Combination With springbig

Merger expected to close in H1 2022

NEW YORK – February 10, 2022 – Tuatara Capital Acquisition Corporation (NASDAQ: TCAC) (“TCAC”), a publicly traded special purpose acquisition company, and springbig, the leading provider of marketing solutions, consumer mobile app experiences, and omnichannel loyalty programs in the cannabis industry, today announced that TCAC has publicly filed a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”).

The Registration Statement contains a preliminary proxy statement/prospectus in connection with the previously announced business combination between TCAC and springbig, including a company overview of springbig, pro-forma financial information, transaction terms, and other important information.

“This filing represents another important milestone on our path to closing our merger with springbig, the cannabis industry’s leading customer experience platform who we believe is poised for long-term, sustainable growth,” said Al Foreman, Chief Executive Officer of TCAC.

Jeffrey Harris, Founder and Chief Executive Officer of springbig, added: “We are pleased that this latest step has been completed as we progress toward becoming a public company. As the cannabis industry continues to rapidly evolve, now more than ever our unique offering has the potential to address a significant need in the market as companies strive to reach a growing consumer base.”

The business combination is expected to close in the first half of 2022, subject to the approval of TCAC’s shareholders, the Registration Statement being declared effective by the SEC, and other customary closing conditions and regulatory approvals. Upon closing of the business combination, the combined company will operate under the springbig name and is expected to remain listed on the NASDAQ Stock Market, under the new symbol “SBIG.”

A link to the S-4 filing can be found through the SEC’s website at www.sec.gov. The Registration Statement has not yet become effective, and the information contained therein is subject to change.

About Tuatara Capital Acquisition Corporation

Tuatara Capital Acquisition Corporation is a blank check company incorporated for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, pursuing targets that are focused on businesses in the cannabis industry that are compliant with all applicable laws and regulations within the jurisdictions in which they are located or operate. For more information, visit https://tuataraspac.com/.

About springbig

springbig is a market-leading software platform providing customer loyalty and marketing automation solutions to cannabis retailers and brands in the U.S. and Canada. springbig’s platform connects consumers with retailers and brands, primarily through SMS marketing, as well as emails, customer feedback system, and loyalty programs, to support retailers’ and brands’ customer engagement and retention. springbig offers marketing automation solutions that provide for consistency of customer communication, thereby driving customer retention and retail foot traffic. Additionally, springbig’s reporting and analytics offerings deliver valuable insights that clients utilize to better understand their customer base, purchasing habits and trends. For more information, visit https://springbig.com/.

Investor Relations Contact
Courtney Van Alstyne
MATTIO Communications
ir@mattio.com

Media Contact
Noah Bethke
MATTIO Communications
springbig@mattio.com

Additional Information About the Proposed Business Combination and Where to Find It

The proposed business combination will be submitted to stockholders of TCAC for their consideration. In connection with the proposed business combination, TCAC has filed a registration statement on Form S-4 (the "Registration Statement") with the SEC, which includes preliminary and definitive proxy statements to be distributed to TCAC's stockholders in connection with TCAC's solicitation for proxies for the vote by TCAC's stockholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to springbig's stockholders in connection with the completion of the proposed business combination. After the Registration Statement has been declared effective, TCAC will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed business combination. Before making any voting decision, TCAC's stockholders and other interested persons are advised to read, once available, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, along with all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination and the TCAC's solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about TCAC, springbig and the proposed business combination. Stockholders will be able to obtain free copies of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by TCAC, without charge, at the SEC's website located at www.sec.gov or by directing a request to Tuatara Capital Acquisition Corporation, 655 Third Avenue, 8th Floor, New York 10017.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of federal securities laws. Forward-looking statements may include, but are not limited to, statements with respect to (i) trends in the cannabis industry and springbig market size, including with respect to the potential total addressable market in the industry; (ii) springbig's growth prospects; (iii) springbig's projected financial and operational performance, including relative to its competitors; (iv) new product and service offerings springbig may introduce in the future; (v) the potential transaction, including the implied enterprise value, the expected post-closing ownership structure and the likelihood and ability of the parties to successfully consummate the potential transaction; (vi) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of TCAC's securities; (vii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by TCAC's stockholders; (viii) the effect of the announcement or pendency of the proposed business combination on TCAC's or springbig's business relationships, performance, and business generally; (ix) the outcome of any legal proceedings that may be instituted against TCAC or springbig related to the definitive agreement or the proposed business combination; (x) the ability to maintain the listing of TCAC's securities on the NASDAQ; (xi) the price of TCAC's securities, including volatility resulting from changes in the competitive and highly regulated industry in which springbig plans to operate, variations in performance across competitors, changes in laws and regulations affecting springbig's business and changes in the combined capital structure; (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; and (xiii) other statements regarding springbig's and TCAC's expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "anticipate," "believe," "continue," "could," "estimate," "expect," "intends," "outlook," "may," "might," "plan," "possible," "potential," "predict," "project," "should," "would," and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject, are subject to risks and uncertainties. You should carefully consider the risks and uncertainties described in the "Risk Factors" section of TCAC's registration statement on Form S-1, any proxy statement/prospectus relating to the transaction, which is expected to be filed by TCAC with the SEC, other documents filed by TCAC from time to time with SEC, and any risk factors made available to you in connection with TCAC, springbig and the transaction. These forward-looking statements involve a number of risks and uncertainties (some of which are beyond the control of springbig and TCAC), and other assumptions, that may cause the actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

Participants in the Solicitation

TCAC, springbig and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from TCAC's stockholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of TCAC's stockholders in connection with the proposed business combination will be set forth in TCAC's proxy statement / prospectus when it is filed with the SEC. You can find more information about TCAC's directors and executive officers in TCAC's final prospectus dated February 11, 2021 and filed with the SEC on February 16, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when they become available. Stockholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This press release relates to a proposed business combination between TCAC and springbig and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.